Zubra Inc.
717 N. Union Street, #114
Wilmington, Delaware 19805

April 14, 2014

Via Edgar

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington,  DC 20549

Re:	Zubra Inc. Registration Statement on Form S-1 Filed February 27, 2014 File No. 333-194170

Dear Mr. Spirgel,

Thank you for advising us that the Commission will not further review the above-referenced registration statement (the “Registration Statement”) of Instride, Inc. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to Thursday April 17, 2014 at 10:00 a.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

/s/ Mr. Yitzhak Shtinovitz
Mr. Yitzhak Shtinovitz President

VIA EDGAR
cc:	Paul Fischer. Staff Attorney, SEC